CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Floating Rate Senior Notes due 2024	$1,750,000,000	$202,825.00

PROSPECTUS Dated February 16, 2016 PROSPECTUS SUPPLEMENT Dated January 11, 2017	Pricing Supplement No. 1,480 to Registration Statement No. 333-200365 Dated April 19, 2017 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES I
Floating Rate Senior Notes Due 2024

We, Morgan Stanley, are offering the notes described below on a global basis.  We may redeem the Global Medium-Term Notes, Series I, Floating Rate Senior Notes Due 2024 (the “notes”), in whole but not in part, on May 8, 2023, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to but excluding the redemption date, in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption,” as supplemented by the provisions below under the heading “Optional Redemption.”

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

We describe how interest on the notes is calculated, accrued and paid, including the adjustment of scheduled interest payment dates for business days (except at maturity), under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

Investing in the notes involves risks. See “Risk Factors” on page PS-2.

Principal Amount:	$1,750,000,000	Interest Payment Dates:	Each February 8, May 8,
Maturity Date:	May 8, 2024		August 8 and November 8,
Settlement Date			commencing August 8, 2017
(Original Issue Date):	April 24, 2017 (T+3)	Interest Reset Period:	Quarterly
Interest Accrual Date:	April 24, 2017	Interest Reset Dates:	Each Interest Payment Date
Issue Price:	100.00%	Interest Determination
Specified Currency:	U.S. dollars	Dates:	The second London banking
Redemption Percentage			day prior to each Interest Reset
at Maturity:	100%		Date
Base Rate:	LIBOR	Reporting Service:	Reuters (Page LIBOR01)
Spread (Plus or Minus):	Plus 1.22%	Business Day:	New York
Index Maturity:	Three months	Calculation Agent:	The Bank of New York Mellon
Index Currency:	U.S. dollars		(as successor to JPMorgan
Initial Interest Rate:	The Base Rate plus 1.22%		Chase Bank, N.A. (formerly
	(to be determined by the		known as JPMorgan Chase
	Calculation Agent on the		Bank))
	second London banking day	Minimum Denominations:	$1,000 and integral multiples
	prior to the Original Issue		of $1,000 in excess thereof
	Date)	CUSIP:	61744Y AG3
Interest Payment Period:	Quarterly	ISIN:	US61744YAG35
		Other Provisions:	See “Optional Redemption”
below.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY
MUFG

Risk Factors

For a discussion of the risk factors affecting Morgan Stanley and its business, including market risk, credit risk, operational risk, liquidity and funding risk, legal, regulatory and compliance risk, risk management, competitive environment, international risk and acquisition, divestiture and joint venture risk, among others, see “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and our current and periodic reports filed pursuant to the Securities and Exchange Act of 1934 (file number 001-11758) that are incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus.

This section describes certain selected risk factors relating to the notes.  Please see “Risk Factors” in the accompanying prospectus for a complete list of risk factors relating to the notes.

The notes have early redemption risk. We retain the option to redeem the notes, in whole but not in part, on May 8, 2023, on at least 15 but not more than 60 days’ prior notice.  It is more likely that we will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of ours of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market.  If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Optional Redemption

We may, at our option, redeem the notes, in whole but not in part, on May 8, 2023, on at least 15 but not more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to but excluding the redemption date.

On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date.  If such money is so deposited, on and after the redemption date interest will cease to accrue on the notes (unless we default in the payment of the redemption price and accrued interest) and such notes will cease to be outstanding.

For information regarding notices of redemption, see “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the accompanying prospectus.

The notes do not contain any provisions affording the holders the right to require us to purchase the notes after the occurrence of any change in control event affecting us.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On April 19, 2017, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.60%, plus accrued interest, if any, which we refer to as the “purchase price” for the notes.  The purchase price for the notes equals the stated issue price of 100.00%, plus accrued interest, if any, less a combined management and underwriting commission of 0.40% of the principal amount of the notes.

Name	Principal Amount of Notes

Morgan Stanley & Co. LLC	$1,225,000,000
MUFG Securities Americas Inc.	175,000,000
ABN AMRO Securities (USA) LLC	17,500,000
Academy Securities, Inc.	17,500,000
ANZ Securities, Inc.	17,500,000
Barclays Capital Inc.	17,500,000
BB&T Capital Markets, a division of BB&T Securities, LLC	17,500,000
BBVA Securities Inc.	17,500,000
Capital One Securities, Inc.	17,500,000
CastleOak Securities, L.P.	17,500,000
PS-2

Credit Suisse Securities (USA) LLC	17,500,000
Deutsche Bank Securities Inc.	17,500,000
Fifth Third Securities, Inc.	17,500,000
ING Financial Markets LLC	17,500,000
KeyBanc Capital Markets Inc.	17,500,000
PNC Capital Markets LLC	17,500,000
RBC Capital Markets, LLC	17,500,000
SG Americas Securities LLC	17,500,000
SunTrust Robinson Humphrey, Inc.	17,500,000
TD Securities (USA) LLC	17,500,000
UniCredit Capital Markets LLC	17,500,000
U.S. Bancorp Investments, Inc.	17,500,000
Total	$1,750,000,000

Morgan Stanley & Co. LLC is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of MUFG Securities Americas Inc. (one of the managers), holds an approximately 24% interest in Morgan Stanley.  This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  In accordance with Rule 5121 of FINRA, Morgan Stanley & Co. LLC and MUFG Securities Americas Inc. may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated January 11, 2017, which is Exhibit 5.1 to the Form 8-K filed by Morgan Stanley on January 11, 2017.

PS-3